HEROLD AND HAINES
                           25 INDEPENDENCE BOULEVARD
                       WARREN, NEW PLACEJERSEY 07059-6747
                                TEL 908-647-1022
                                FAX 908-647-7721


                                    July 3, 2007





First Trust Portfolios, L.P.
addressStreet1001 Warrenville Road
placeCityLisle, StateIllinois  PostalCode60532

      Re:      FT Series 1447:
               New placeJersey Municipal Income Closed-End Portfolio, Series 11

Ladies and Gentlemen:

         We have acted as special counsel to First Trust Portfolios, L.P. (the "Sponsor"), with respect to New Jersey state tax matters, in connection with FT 1447 (the "Fund") concerning a Registration Statement (No. 333-143362) on Form S-6 under the Securities Act of 1933, as amended, covering the issuance by the Fund of units of fractional undivided interest (the "Units") in a single trust, namely, the New Jersey Municipal Income Closed-End Portfolio, Series 11 (the "New Jersey Trust"). Such Units will be purchased by various investors (the "Unit holders").

         The Fund is organized pursuant to a certain Standard Terms and Conditions of Trust dated December 9, 2003, and a related Trust Agreement (the "Indenture") of even date herewith (the "Date of Deposit") between the Sponsor, The Bank of New York (the "Trustee"), and First Trust Advisors, L.P. (referred to as the "Portfolio Supervisor" and the "Evaluator"). Each Unit of the New Jersey Trust will be comprised of that number of units which will establish as close as possible as of the Date of Deposit a Public Offering Price (as defined in the Prospectus) per Unit of $10. The New Jersey Trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.

         In acting as special counsel, we have examined such documents and records with respect to the immediately preceding series of First Trust Portfolios, L.P., New Jersey Municipal Income Closed-End Portfolio (the "Prior Series") as we deem necessary, including, but not limited to, the Indenture (the "Prior Series Indenture") and the Prospectus (the "Prior Series Prospectus"). You have advised that the Prior Series Indenture and Prior Series Prospectus are identical in all material respects to the Indenture and Prospectus. You have also advised that the opinion of Chapman and Cutler LLP with respect to the Federal income tax status of the Fund, the Indenture and its Unit holders, is in all material respects identical to the opinion issued by Chapman and Cutler LLP for the Prior Series.

         We note that it is expected that the assets of the New Jersey Trust will consist of a diversified portfolio of common stocks issued by closed-end investment companies that qualify as "qualified investment funds" within the meaning of N.J.S.A. 54A:6-14.1, the portfolios of which are concentrated in tax-exempt interest-bearing obligations issued by or on behalf of the State of New Jersey, and counties, municipalities, authorities and other political subdivisions thereof, and certain territories of the United States (such closed-end investment companies to be referred to as "New Jersey Closed-End Funds"). You have not requested us to examine, and accordingly we have not examined, any of the assets held by the New Jersey Trust, including such New Jersey Closed-End Funds (collectively, "Trust Assets"), and express no opinion as to the New Jersey tax treatment of such Trust Assets. Distributions of the income received by the New Jersey Trust will be made to each Unit holder monthly.

         It is possible that the New Jersey Trust will consist of assets other than New Jersey Closed-End Funds, including assets that are treated differently for StateNew Jersey tax purposes from those described above, in which case there will be placeStateNew Jersey tax consequences different from or in addition to those described in this opinion.

         We understand that on the Date of Deposit the Sponsor has deposited with the Trustee portfolios of common stocks of closed-end investment companies and/or contracts for the purchase thereof together with an irrevocable letter of credit in the amount required for the purchase price, as more fully set forth in the Preliminary Prospectus.

         The Chapman Opinion provides as follows: (1) for Federal income tax purposes the Fund and New Jersey Trust will not be taxable as a corporation or association but will be governed by the provisions of Subchapter J (relating to trusts) of Chapter 1 of the Internal Revenue Code of 1986, as amended; (2) each Unit holder will be considered the owner of a pro rata portion of the New Jersey Trust and will be subject to tax on the income therefrom under the provisions of Subpart E of Subchapter J of Chapter 1 of the Internal Revenue Code of 1986, as amended; (3) for Federal income tax purposes, each item of trust income will have the same character in the hands of the Unit holder as it would have if the Unit holder directly owned a pro rata portion of the Trust's assets, and (4) each Unit holder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income would be considered to be received by the Unit holder if the Unit holder directly owned a pro rata portion of the Trust's assets.

         Based on our examination of the Indenture, and, with respect to Federal income tax matters, with your approval, relying solely upon the Chapman Opinion, and our examination of such other documents, records and matters of law as we deem necessary, we are of the opinion that for placeStateNew Jersey state and local tax purposes:

                    1. The placeStateNew Jersey Trust will be recognized as a trust and not an association taxable as a corporation. The New Jersey Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

                    2. With respect to the non-corporate Unit holders who are residents of placeStateNew Jersey, the income of the New Jersey Trust which is allocable to each such Unit holder will be treated as the income of such Unit holder under the New Jersey Gross Income Tax. Interest received by the New Jersey Trust from the underlying New Jersey Closed-End Funds which would be exempt from New Jersey Gross Income Tax if directly received by such Unit holder will retain its status as tax-exempt interest when received by the New Jersey Trust and distributed to such Unit holder.

                    3. A non-corporate Unit holder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey Trust disposes of an interest in a New Jersey Closed-End Fund (whether by redemption, sale or otherwise) or when the non-corporate Unit holder redeems or sells Units of the New Jersey Trust. Any loss realized on such disposition may not be utilized to offset gains realized by such Unit holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

                    4. Units of the New Jersey Trust may be taxable on the death of a Unit holder under the New Jersey Transfer Inheritance Tax law or the New Jersey Estate Tax Law.

                    5. If a Unit holder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the New Jersey Closed-End Funds in the New Jersey Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the New Jersey Closed-End Funds by the New Jersey Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax.

         We have not examined any of the New Jersey Closed-End Funds deposited in the New Jersey Trust, and express no opinion as to whether the interest received from such New Jersey Closed-End Funds would in fact be tax-exempt if directly received by a Unit holder; nor have we made any review of the proceedings relating to the issuance of the New Jersey Closed-End Funds or the basis for counsel opinions.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm and a summary of this opinion included in such Registration Statement and the related Prospectus. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

         Except as indicated in the immediately preceding paragraph hereof and except with our prior written consent, this opinion may not be quoted in whole or in part or otherwise referred to in any document or instrument or be furnished to or relied upon by any person other than the addressee and The Bank of New York, as Trustee (including any successor trustee).

         Any statements regarding tax matters made herein, including any attachments, cannot be relied upon by any person to avoid tax penalties and are not intended to be used or referred to in any marketing or promotional materials. To the extent this communication contains a tax statement or tax advice, Herold and Haines, P.A. does not and will not impose any limitation on disclosure of the tax treatment or tax structure of any transactions to which such tax statement or tax advice relates.


                                Very truly yours,



                                HEROLD AND HAINES, P.A.